Exhibit 99.10

SCHEDULE OF EXPENSES

It is estimated that the expenses of the Province of New Brunswick in connection with the issuance and sale of US$500,000,000 aggregate principal amount of the Province’s 3.625% Bonds due February 24, 2028 will be as follows:

Securities and Exchange Commission filing fee	US$	62,250
Legal fees and expenses		74,466
Fiscal agent and Registrar fees and expenses		4,000
Listing fees and expenses		7,734
Reimbursement of underwriters’ expenses		75,000
TOTAL	US$	223,450